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                                                                    EXHIBIT 99.2

Press Release

Satyam posts encouraging Q2 results. Net profit up 100.29%. Strong customer relationship and enhanced competencies drive growth.

Hyderabad, October 24, 2001: The audited results of Satyam Computer Services Ltd. (Satyam) for the second quarter ended September 30, 2001 (Q2) of the financial year 2001-2002 (fiscal 2002) were approved in the Board meeting held today. Total income was Rs.453.50 crore ($ 95.92 million), a 59.73% increase over the income of the corresponding quarter of previous fiscal year; Net Profit increased 100.29% to Rs. 134.08 crore ($ 28.35 million).

Total income and net profit for Q2 have recorded a sequential increase of 7.71% and 10.39% respectively. The earning per share (EPS) was Rs. 4.26, on par value of Rs.2 per share, an increase of 8.95% over the EPS of 3.91 for the previous quarter (Q1).

For the six months (ended September 30, 2001), total income was Rs. 874.52 crore ($185.71 million), up 66.68% over the comparable six month period of fiscal 2000; net profit increased by 117.85% to Rs. 255.54 crore ($ 54.27 million).

The Board of Directors has recommended an interim dividend of 25% on par value of Rs.2 per share.

Performance against guidance

For Q2, the income from software services has recorded a growth of 3.58% in rupee terms (2.72% in US$ terms) over Q1 as against the guidance of a sequential increase of about 3% in US$ terms. The operating margin in Q2 was 34.51% against guidance of 34%-35%. The earning per share for Q2 is Rs. 4.26 against the guidance of Rs.3.7 and Rs.3.9.

BUSINESS HIGHLIGHTS

Q2 witnessed
* Increased share of business from existing clients to 85.25% from 81.73% in Q1, FY02.
*    Increase in onsite business to 45.11% from 41.38% in Q1.
*    Addition of 24 new clients.

          List of client additions includes some prominent names such as Novartis, Hitachi Data, Unocal, H&R Block, IEC-Thailand, Emirates Bank International, Holden (GM) - Australia, Applera. Besides these, Satyam has as new clients, a global top 5 computer manufacturer, a renowned European automobile manufacturer and a prestigious US based bank with global operations.

* Increase in contribution of top 10 customers to 52.03% of revenue from 48.38% in Q1.

* Decrease in total employee strength to 8397 from 8582 in Q1 signifying a decrease of 185 associates.

*    Free Cash flow generation of Rs.101.79 crore.
*    Revenue break up by service offerings as follows:

S.No.    Service Offering  Q2 2002 (%)      Q1 2002 (%)
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1    Software design and development    52.15    58.82
2    Software maintenance       32.15   29.76
3    Packaged software implementation   11.75    7.08
4    Engineering design services        3.95     4.34
     TOTAL     100.00   100.00

*    Revenue break up by geographic markets as follows:

S.No. Geographic Regions         Q2 2002 (%)      Q1 2002 (%)

1    USA      77.96    76.92
2    Europe   9.36     7.83
3    Japan    1.99     2.82
4    Rest of World     10.69    12.43
     TOTAL     100.00   100.00


Satyam Chairman B. Ramalinga Raju said, "We are pleased with our financial performance for the second quarter during a challenging and turbulent period for the IT industry. The prevailing industry-wide uncertainty brought about by multitude of circumstances, including the tragic events of September 11 has enlarged the decision making cycle. The heightened uncertainty may have an effect on business prospects in the immediate quarters.

However, we shall strive to maximize opportunities and take appropriate steps to sustain growth in the medium to long term. We shall continue to invest in building competencies and strengthening customer relationships to achieve our objective of delivering solutions to customers' business problems. Our alliances with more than 40 leading technology firms enhances the bandwidth of services that we can offer our existing clients and also provides us better access to new clients and markets.


With our emphasis on a solutions approach to the business imperatives of customers we have been able to create value propositions that strengthen our engagements with customers. It is also gratifying to note that we are successfully competing against or collaborating with the Big 5 Consulting firms and large systems integrators. We have also been successful in systematically lowering the barrier significantly in terms of technology, processes and through increased geographical presence between these global firms and Satyam."

BUSINESS OUTLOOK

The prevailing industry-wide uncertainty on account of the US and Global economic slowdown is likely to prolong further in the aftermath of the September 11 events. The heightened uncertainty is reflected in the short term with firms delaying their decision making in finalizing IT related projects. There is also continuing pressure on billing rates in several instances. In view of this, the company has reviewed its short-term business outlook and finds it prudent to assess the growth prospects in the immediate future to be flat and guide the investors accordingly.

The Company's outlook for the quarter ending December 31, 2001 and fiscal year ending March 31, 2002 is as follows:
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*    For the quarter ending December 31, 2001, income from software services is expected to be between Rs. 420 crore and Rs 430 crore as against a billing of Rs.426.63 crore in Q2 and the operating margin is expected to be in the range of 32%-33%.

     The EPS for the quarter ending December 31, 2001 is expected to be between Rs. 3.2 and 3.4.

* The growth in income from software services for the FY 2002 is expected to be between 30% to 33% in US$ terms, with operating margin being in the range of 32%-33%.

The EPS for the FY2002 is expected to be between Rs. 13.75 and Rs. 14.25.

     However, Satyam continues to be optimistic about the medium and long-term business prospects in view of

* Greater acceptance of IT services outsourcing amongst Fortune 1000 companies.
*    High loyalty and deeper relationships with existing clients.
*    Ever expanding spectrum of service offerings.
* Enhancing domain competencies to deliver solutions to customers' business problems. * Ability to increasingly collaborate with and compete against the Big 5 and Global IT services giants.

LEADING INITIATIVES FOR SUSTAINING GROWTH

Satyam has undertaken several proactive initiatives to meet challenges in the short term and to sustain growth in the long term. These initiatives are described below.

Strengthening Customer Relationships

Satyam's emphasis on building long-standing relationships with clients was evident in the increased share of business from existing clients. The increase in the breadth of service offerings over a period of time coupled with increased focus on key account management strategies has made it possible for the Company to explore new opportunities with existing clients. The refocused organisation structure helps leverage Satyam's capabilities across client organizations.

          --- There has been a deepening of relationship with several existing clients, including GE, TRW, CSFB, Unilever, Reuters and World Bank.


          --- For a large US based insurance company, Satyam expanded its service offerings to include project planning, network & security analysis, and quality consulting.

          --- An apt illustration of Satyam's growing reputation as a single-window service provider is the two-year agreement with a multinational Insurance company to run the operations, monitor and manage a Web Hosting environment and associated support services. These support services are a natural extension to Satyam's software development and maintenance capabilities.
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Foray into IT outsourcing with large deal

Satyam recently bagged a major order worth $48m for running the Global Data Center of TRW. The operations cover managing TRW's Accounts Payable, Accounts Receivable and payroll processes in the areas of SAP, PeopleSoft, Oracle, Unix, AIX and NT System Engineers, Security, Help Desk and I.T. By strategically positioning itself in the area of managing Data Center for TRW Satyam is expecting to generate further business from TRW and other customers who require Data Center management capabilities. The first 12 months revenue would be around $9m. A team of about 25 belonging to Satyam supports 65,000 TRW users spread across 8 time zones in North America and Europe.

Building Competencies

Satyam's continuing emphasis on building competencies to enhance business propositions is now showing results. Increasing recognition of Satyam's proficiency in packaged software is evident in the increased contribution of ERP to the Company's quarterly revenue.

Satyam has grown to become the largest SAP Solution Provider in India and today, has more than 50 global customers. Satyam provides a complete range of SAP services at a competitive price by extending the proven RightSourcing model to the SAP life cycle engagements. This delivery model has been successfully deployed at companies like General Motors, Japan for an end-to-end implementation, Unilever in Europe, Dupont in Asia Pacific and the US, and World Bank.

Satyam has set up a dedicated SAP Competency Center with a full range of SAP products and technologies including new dimensional products such as Business Warehouse (BW), Supply Chain Solution, CRM and SAP portal solution. Satyam also provides integration of SAP with other products and legacy systems.

As part of its consulting services initiative, Satyam has entered the area of Disaster Recovery and Planning Services. Satyam's disaster recovery plan identifies the key business vulnerabilities and the impact of disturbance to the business operations of customers. Besides analyzing the existing disaster recovery processes Satyam will develop a comprehensive recovery strategy with recommendations for implementing the recovery plan and includes test approaches using simulations to arrive at validation processes for business continuity in case of disasters.

In the current milieu, large enterprises have an intensifying need to build more adaptive, collaborative business systems that leverage their traditional competitive advantages and business know-how in new ways, using the Internet. Satyam aims to provide unique capabilities for developing these new systems, offering customers a faster return on their e-business investments, and helping them achieve sustainable growth and profitability.

Some illustrations of client engagements are presented below:

          --- For a multinational manufacturing company, Satyam enhanced its relationship by identifying and developing a program management tool, from inception to completion, and maintenance of a state-
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of-the-art e-business solution. Satyam will deploy a Value-Based Private
e-Marketplace, which will address the key business objectives of the client, essentially to target new customers and enhance sales.

          -- The Banking & Financial Services vertical has developed solutions for bank messaging systems and has integrated it with the internal systems of a large international bank.

          -- For the US-based Center For Disease Control, as part of the US Global AIDS Program to GHTM, Chennai, Satyam has developed a patient profiling and monitoring system. For this long-term project, Satyam's has contributed toward project management, application development, operations management, and hardware/networking infrastructure deployment.

          -- For a Fortune 100 client, Satyam has developed a Digital Cockpit with Dashboard and Alerts as part of the effort to digitize internal processes and streamline workflow. This allows senior management to be proactively and automatically notified when certain metrics are out of the defined range.

          -- For the World Bank, Satyam is reengineering existing functionalities by migrating some of their existing applications to Microsoft technologies and standardizing their data retrieval and data presentation layers to XML open standards.

          -- For Caterpillar, Satyam's embedded systems team is working on Navigation Application software for agricultural use. The embedded systems team has also embarked on a technology demonstration project - design and development of embedded software for a totally autonomous All Terrain Road Vehicle.

Continued Thrust on Geographical Expansion

To broadbase Satyam's reach and move away from a pronounced US market orientation, Satyam has aggressively looked at opportunities in other geographical markets.

Satyam recently launched a new initiative 'Mission Europe 2001', to give greater focus to the European market and increase its contribution to the total revenue. To move closer to the customer, Satyam has opened offices in Germany, Netherlands, and France. This has resulted in a sequential growth of 20% in European business.

In the Asia Pacific region, Satyam intends to open offices in Malaysia and Hong Kong apart from exploring the possibility of a Korea office. The objective in increasing the number of offices in this region is to increase geographical reach and handle business from China and Taiwan. The Company has also finalized plans to set up two new 'Solution Centers' in Australia, located in Sydney and Melbourne. These solution centers are expected to undertake onsite, offshore and offsite software development, besides handling marketing and promotional activities.

In the Middle East market, Satyam has a pre-eminent position having delivered about 250 person years of effort.
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Satyam has made encouraging progress in Mauritius by delivering a migration project to the Bank of Mauritius and another project for Net Mauritius.com

Alliances & Partnerships

Satyam continues to focus on forging new alliances and working closely with its Partners in building domain-relevant knowledge solutions to deliver best-of-breed services. Satyam's global perspective, broad spectrum of development services, and high calibre technical team has proved to be key factors in facilitating long lasting partnerships.

The Company's attempts at collaborating with large global system IT services providers received a big boost with Computer Sciences Corporation's
(CSC)decision to partner with Satyam as a major offshore vendor. Increasing collaboration with the Big 5 consulting firms and Global IT services giants is evident in the growing share of revenue from such tie-ups. For Q2, the share of such business increased to 8.7% of revenue from 6.2% in Q1.

During the quarter, Satyam expanded the existing relationship with the US-based Healthaxis Inc. (NASDAQ: HAXS), a leading supplier of technology solutions for the healthcare industry, to become Healthaxis' primary integration partner for deploying the Insur-Enroll solution. Earlier, Satyam was involved in the development of the latest version of Insur-Enroll solution.

In a bid to satisfy the growing demand for collaborative product commerce solutions among existing and prospective customers, Satyam entered into an Enterprise Consulting Partnership Agreement with PTC. PTC develops, markets, and supports software solutions that help manufacturers get superior products to market before their competitors. The agreement, based on PTC's Windchill(R) software solutions, aims to leverage the considerable combined expertise in Internet-based solutions for manufacturing.

Satyam formed a global strategic alliance with SEEC, Inc. (NASDAQ: SEEC), a leading provider of component and Web services solutions for insurance and other industries, to deliver next-generation e-business solutions. Under the alliance, the companies will jointly deliver component and Web services solutions that combine Satyam's strategic consulting and implementation services with SEEC's business and integration components, and SEEC Mosaic(tm) Studio, SEEC's component and Web services development kit.

Despite the slowdown in the US economy, the market prospects for data warehousing appear optimistic, more so for Indian IT services companies. Explosion of data and the need to derive business intelligence for competitive advantage has been one of the key demand drivers for data warehousing. Worldwide, the market for data warehousing and business intelligence tools and services is growing, with tremendous opportunities for expansion. To further enhance Satyam's practice and proficiency in the business intelligence and data warehousing space, the company has initiated steps to forge alliances with major technology companies in these areas.

Strengthening Internal Processes
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"K-Window", Satyam's proposed Knowledge network system, will be a medium for sharing knowledge documents and enhancing delivery capabilities by leveraging - business, customer and competition intelligence, resident within and outside the organization. K-Window aims to deliver knowledge to decision-makers. The Knowledge Initiative aims to metamorphose the organization from just being responsive to customers, to being more proactive in proposing innovative solutions by leveraging the combined intelligence within and outside the organization.

Satyam has also developed ISDE, an Integrated Software Development Environment tool set that helps monitor and track a project from inception to closure.

Virtual delivery of services to Satyam's associates continues to gain ground with plans to consolidate all possible internal services delivered from a virtual delivery service center. This initiative has already yielded excellent improvements in response time, quality of services as well as considerable cost savings. The platform and practices through the initiative are replicable and represent a potential opportunity to offer such services to external customers in the near future.

FINANCIAL HIGHLIGHTS - RESULTS IN CONFORMANCE TO US GAAP

Satyam Computer Services Ltd. has announced that the unaudited results under the US GAAP for the quarter and for the six month period ended September 30, 2001 were approved in the Board meeting held on October 24, 2001.

* Revenues for Q2 were $ 102.68 million, a 46.79% increase from $ 69.95 million in the corresponding period of the previous fiscal year. The net loss for Q2 was $ 37.63 million, compared to the net loss of $ 9.97 million for the corresponding period of the previous fiscal year.

* Revenues for Q2 were up 2.96% sequentially; Net income in Q2 witnessed a loss compared to net income in Q1, FY02 of $8.6 million.

* The consolidated revenues for the six-month period ended September 30, 2001 were $ 202.40 million, an increase of 55.85% over the revenues of the corresponding period of the last fiscal year. The six-month period recorded a net loss of $ 29.03 million as compared to the net loss of $21.40 million for the corresponding period in the previous fiscal year.

* The net loss in Q2 includes a one-time non-cash charge by SIFY of $110.31 million towards impairment of goodwill and other acquisition costs as a conservative response to the decline in market valuations of Internet stocks.

* On exclusion of non-cash charges (of deferred stock compensation expense & amortization of goodwill), the loss of $37.63 million for Q2 would have translated to a net income of $ 23.82 million with the corresponding figure for the quarter ended September 30, 2000 being $6.58 million.

Though the company had recorded a profit of $ 28 million for Q2 as per Indian GAAP, the loss as reported under US GAAP has been primarily on account of

1.   Losses incurred by subsidiaries and joint ventures of $5.74 million.
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2.   Amortization of goodwill expenses of  $ 59.00 million.
3.   Amortization of deferred stock compensation of $ 2.45 million.



SUBSIDIARIES & JOINT VENTURES


Satyam Infoway Limited (SIFY)

For the quarter ending Sept 30th 2001, SIFY has recorded revenue of $10.9 million, a sequential Q on Q increase of 17.2%. The quarter also witnessed a rapid decrease in cash burn from $7.9 million in Q1 to $4.6 million, thus making it the third successive quarter of reduction in cash burn.

SIFY has done well in building up the Internet business in India. Over the last four quarters it has managed to grow the top line revenue, command leadership in core businesses, cut down losses significantly and reduce cash burn rapidly in its path to profitability. Satyam Computer Services has derived considerable value from its investments in SIFY all along.

Strategic decision to divest SIFY stake

While Satyam has a strong confidence in SIFY's ability to build a profitable business model successfully, Satyam believes that both Satyam and SIFY would gain by becoming "Pure play" companies in their respective spaces: Satyam in IT services space and SIFY in Internet space.

Satyam has been receiving expressions of interest from prospective strategic investors to buy its stake in SIFY from time to time. Satyam has decided to explore these opportunities for divestment and divest its stake in SIFY, in whole or in part, provided the value is, in Satyam's view, attractive.

Buyout of SIFY's Software Services business

Simultaneously Satyam will buy out the Software services business of SIFY (half year Sales revenue of $ 4.2 million). Besides achieving the "pure play" objective for both Satyam and SIFY, this business will add substantial value to Satyam in view of the following:

1. Good customer base (spread over USA, India, Australia) and business prospects
2.   Top quality alliances such as Broad vision, Open Market, Sterling
Commerce etc,
3.   Excellent competencies and people of high quality
4.   Synergistic addition to Satyam's core business
5.   Elimination of potential conflict in the future.

This buyout which will be effective January 1, 2002, will be subject to the following

1.   Approval by SIFY's Board of Directors and Shareholders
2. Valuation by an independent evaluator - expected in the region of $ 7 million.
3.   Other requisite statutory approvals.
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Funding SIFY

With continuing growth in revenue, management of costs and working capital, SIFY's cash losses and cash burn have been rapidly decreasing over the last three-quarters. Cash burn during the quarter ended 30 Sep was $ 4.6 million. Cash balance at the end of the quarter was $ 18.0 million.

Given SIFY's firm progress towards cash profits and cash generation, given the sizeable cash balance it has versus the rapidly falling cash burn rate, given the prospects of further raising cash by divestment of its Software services business, SIFY is highly unlikely to need further cash injection by promoters. As a result, Satyam has determined that it will not invest any further funds into SIFY.

VisionCompass Inc. (VCI)

During the quarter, VCI was successful both on the revenue and cost fronts. VCI managed to obtain orders from reputed global and domestic companies. The billing for Q2 was $247,000 (Earnings estimate for Q2 was $400,000) with cash burn for the quarter being $960,000.

In the face of cautious IT expenditure by prospective clients, delays in decision making and the aftermath of September 11 events, the company is unlikely to achieve the earlier stated guidance. Beginning this quarter, monthly expenditure has been brought down to $175,000.

* VCI expects revenue for fiscal year ending March 31, 2002 to be $1 million. The net cash burn for the firm is estimated at $3.3 million for FY 2002 as against the cash burn of $13.8 M during FY 2001.

In spite of Vision Compass showing a sizable reduction in cash burn and being on the path to an improved performance, the Board of Directors has taken a decision to restrict all further investments by Satyam in VisionCompass to a maximum of $500,000 in order to limit further exposure.